Exhibit 14.1

Advent Technologies Holdings, Inc.

Code of business conduct and ethics

As adopted February 4, 2021

1.	Introduction

This Code of Business Conduct and Ethics (this “Code”) provides a general statement of the expectations of Advent Technologies Holdings, Inc. (the “Company”) regarding the ethical standards that each director, officer and employee should adhere to while acting on the Company’s behalf. The Board of Directors has adopted this Code in order to deter wrongdoing and to promote:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”), and in other public communications made by the Company;

●	compliance with applicable governmental laws, rules and regulations;

●	the prompt internal reporting of violations of this Code to an appropriate person or persons identified herein; and

●	accountability for adherence to this Code.

You are expected to read and to become familiar with the ethical standards described in this Code and will be required, from time to time, to affirm your agreement to adhere to such standards by signing the Compliance Certificate that appears at the end of this Code.

We are proud of what the Company has accomplished to date, and are seeking your commitment to continued excellence as our company changes and grows through the years. We expect all individuals associated with the Company to conduct themselves with the highest degree of honesty and integrity at all times.

We consider any violation of this Code to be a serious breach of our trust, and any violation will result in disciplinary action, up to and including termination. Similarly, if you are aware of someone’s violation of this Code, you have a duty to report the violation in accordance with the procedure detailed below. We depend on your commitment to protect our culture and values and will view your reporting of violations in that context.

While this Code covers multiple scenarios and activities, it cannot possibly address every challenging situation that could arise. Therefore, if you are faced with an issue that you feel may not be covered specifically by this Code, and are making a decision to act, please keep the following in mind:

●	Consider whether your actions would conform to the intent of this Code;

●	Consider whether your actions could create even a perception of impropriety;

●	Make sure you have all of the relevant facts;

●	Consider discussing the matter with your supervisor; and

●	Seek help. It is always better to seek assistance before you act, rather than making a preventable mistake.

2.	Reporting Violations

If you know or reasonably believe that there has been a violation of this Code or any illegal behavior has occurred, you must report the violation to your supervisor or to the General Counsel or his or her designee.

Any supervisor who obtains information about a Code violation has the responsibility to report the matter immediately to the General Counsel or his or her designee. No employee who in good faith reports a Code violation will be retaliated against or will otherwise be discriminated against in the terms and conditions of his or her employment.

3.	Personal Responsibility and Integrity

A.	Conflicts of Interest

Directors, officers and employees should avoid activities that create or give the appearance of a conflict of interest between their personal interests and the Company’s interests. A conflict of interest exists when a personal interest or activity of a director, officer or employee could influence or interfere with that person’s performance of duties, responsibilities or commitments to the Company. Below are some examples that could result in a conflict of interest:

●	being a consultant to, or a director, officer or employee of, or otherwise operating an outside business that is a significant competitor or supplier of the Company;

●	having a significant financial interest, including direct stock ownership, in any outside business that does or seeks to do a material amount of business with the Company;

●	seeking or accepting any personal loan or services from any outside business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

●	being a consultant to, or a director, officer or employee of, or otherwise operating an outside business if the demands of the outside business would materially interfere with the director’s, officer’s or employee’s responsibilities with the Company;

●	accepting any personal loan or guarantee of obligations from the Company, except to the extent such arrangements are legally permissible; or

●	conducting business on behalf of the Company with immediate family members, which include a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home.

For avoidance of doubt, a director affiliated with an investor shall not be considered to have a conflict of interest due to such investor or the director acting on its behalf while conducting normal activities.

B.	Proper Use of Corporate Assets

The Company’s assets shall be used for their intended business purposes. Personal use of the Company’s funds or property, including charging personal expenses as business expenses, inappropriate reporting or overstatement of business or travel expenses and inappropriate usage of Company equipment or the personal use of supplies or facilities without advance approval from an appropriate officer of the Company shall be considered a breach of this Code.

4.	Legal Requirements

A.	Regulatory Compliance

We recognize the fact that, as participants in the fuel cell industry, we work in a heavily regulated industry. Adherence to regulatory compliance principles and procedures is among our highest priorities. We are committed to sharing helpful and accurate information about our products.

B.	Gifts

Simply stated, it is against the Company’s policy for a Company employee to offer anything of value to an existing or potential customer that would inappropriately influence that customer to select a Company product or conduct business with the Company.

There are similar concerns involving potential conflicts of interest in other external business relationships. Generally, giving or receiving gifts, meals or entertainment involving our external business relationships should meet all of the following criteria:

●	they do not violate applicable law or fail to respect the Company’s policies;

●	they do not constitute bribes, kickbacks or other improper payments;

●	they have a valid business purpose;

●	they are appropriate as to time, place and value (modest; not lavish or extravagant);

●	they are infrequent; and

●	they do not improperly influence or appear to improperly influence the behavior of the recipient.

C.	Compliance with U.S. Foreign Corrupt Practice Act

The Foreign Corrupt Practices Act (“FCPA”) prohibits the Company and its officers and from directly or indirectly offering, promising, paying, or authorizing a bribe, kickback or anything of value1 to any foreign official, as well as their relatives, to assist the Company in obtaining, retaining, or directing business, including investments in its Funds.

Under the FCPA, a “Foreign Official” includes any officer or employee of a foreign government or any department, agency or instrumentality thereof, including the following:

●	official of a foreign government (including former officials);

●	employee of any foreign government-owned or controlled business or entity[2];

●	employee or representative of a sovereign wealth fund;

●	foreign political party or official or candidate for foreign political office; or

●	official of public international organizations (e.g., the Red Cross).

Likewise, the Company does not permit offers or payments made to Foreign Officials by consultants, representatives, placement agents, or business partners (each a “Third Party” and collectively, “Third Parties”) acting on its behalf. The FCPA prohibits payments to Third Parties with the knowledge that all or a portion of the payment will be directly or indirectly passed on to a Foreign Official. Actual knowledge is not required.

The FCPA permits certain “facilitating” or “expediting” payments. These are small customary amounts paid to Foreign Officials to ensure that they perform routine, nondiscretionary governmental duties, including obtaining permits, licenses, or other official documents and processing governmental papers such as visas and work orders.

The FCPA also permits payment or reimbursement of reasonable and bona fide expenses of a Foreign Official, such as travel and lodging expenses. However, these are narrowly defined exceptions and defenses, and an amount that is deemed to be “more than de minimis” may be considered a violation. Furthermore, anti-corruption laws in many countries, including the United Kingdom’s Bribery Act of 2010, prohibit all facilitating or expediting payments. Therefore, the Company prohibits facilitating or expediting payments of any kind.

The activities as described above are not limited to those conducted within the United States but outside the United States as well. Failure to adhere to the FCPA could result in potentially serious civil and/or criminal penalties for the Company or its Supervised Persons. Accordingly, the Company reserves the right to take disciplinary action, up to and including immediate termination, for any Supervised Person’s failure to comply with the FCPA or this policy.

[1]	“Anything of value” includes cash, gifts, travel expenses, entertainment, offers of employment, provision of free services, and business meals. It may also include event sponsorships, consultant contracts, fellowship support, job offers, and charitable or political contributions made at the request of, or for the benefit of, a foreign official, his or her family, or other relations, even if made to a legitimate charity.
[2]	Common examples of such entities include state-owned or controlled airlines, health care facilities, oil companies, and universities.

D.	Inside Information

While employed by the Company, you may also come into contact with another form of information that requires special handling and discretion. Inside information is material nonpublic information about the Company or another company that, if made public, would be expected to affect the price of a company’s securities. Employees must never use inside information to obtain any type of personal advantage. For further discussion on our policy with respect to inside information, please review the Company’s Insider Trading Policy.

E.	Public Company Disclosure Obligations

The Company’s business affairs are also subject to certain internal and external disclosure obligations and recordkeeping procedures. As a public company, we are committed to abiding by our disclosure obligations in a full, fair, accurate, timely and understandable manner. Only with reliable records and clear disclosure procedures can we make informed and responsible business decisions. When disclosing information to the public, it is our policy to provide reliable and accurate information. To maintain reliability and accuracy, specific Company spokespersons are designated to respond to questions from the public. Only these individuals are authorized to release information to the public at appropriate times. All inquiries from the media or investors should be forwarded immediately to the Chief Executive Officer, the Chief Financial Officer or their respective designees. The Chief Financial Officer and the General Counsel must approve all press releases, speeches, publications or other official Company disclosures in advance.

Our internal control procedures are further regulated by the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 was a U.S. legislative response to events at public companies involving pervasive breakdowns in corporate ethics and internal controls over financial reporting. It was designed to rebuild confidence in the capital markets by ensuring that public companies are operated in a transparent and honest manner. Ensuring proper and effective internal controls is among the Company’s highest priorities.

We take seriously the reliance our investors place on us to provide accurate and timely information about our business. In support of our disclosure obligations, it is our policy to always:

●	comply with generally accepted accounting principles;

●	maintain a system of internal accounting and disclosure controls and procedures that provides management with reasonable assurances that transactions are properly recorded and that material information is made known to management;

●	maintain books and records that accurately and fairly reflect transactions; and

●	prohibit establishment of material undisclosed or unrecorded funds or assets.

5.	Amendments and Waivers of this Code

The Board of Directors reserves the right to amend any provision of this Code at any time. Please contact the General Counsel or his or her designee if you believe that a waiver under a provision of this Code is warranted. The General Counsel or his or her designee must obtain the approval of the Company’s Chief Executive Officer to grant a waiver hereunder. In addition, a majority of the Board of Directors must approve a waiver for any director or executive officer.

COMPLIANCE CERTIFICATE

I have read and understand the Code of Business Conduct and Ethics (the “Code”) of Advent Technologies Holdings, Inc. (the “Company”). I will adhere in all respects to the ethical standards described in the Code. I further confirm my understanding that any violation of the Code will subject me to appropriate disciplinary action, which may include demotion or discharge.

I certify to the Company that I am not in violation of the Code.

Date:
Name:
Title/Position: